EXHIBIT 12.1

ENCORE ACQUISITION COMPANY
RATIO OF EARNINGS TO FIXED CHARGES
(IN THOUSANDS, EXCEPT RATIOS)

	THREE MONTHS ENDED		YEAR ENDED
	MARCH 31,		DECEMBER 31,
	2004	2003	2003	2002	2001	2000	1999
Pretax earnings	$26,394	$27,253	$98,880	$60,301	$33,396	$12,684	$4,264
Adjustments:
Add fixed charges:
Interest expense	3,906	4,171	16,151	12,306	6,041	10,490	4,037
Interest capitalized	—	—	—	—	—	—	—
Rental expense attributable to interest	95	94	378	314	236	118	60

Total fixed charges	4,001	4,265	16,529	12,620	6,277	10,608	4,097
Deduct:
Interest capitalized	—	—	—	—	—	—	—

Total deductions	—	—	—	—	—	—	—
Adjusted earnings	$30,395	$31,518	$115,409	$73,201	$39,673	$23,292	$8,361
Ratio of earnings to fixed charges	7.6	7.4	7.0	5.8	6.3	2.2	2.0